UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

TiGenix

(Name of Issuer)

Ordinary shares, no nominal value per share

(Title of Class of Securities)

88675R 10 9

(CUSIP Number)

Grifols, S.A.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174, Barcelona, Spain

Tel: +34 93 571 0500

Attention: David Bell

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Proskauer Rose LLP	Osborne Clarke S.L.P.
Eleven Times Square	Avenida Diagonal, 477
New York, NY 10036	Planta 20, 08036 Barcelona, Spain
Tel: (212) 969-3000	Tel: +34 93 419 1818
Attention: Peter G. Samuels, Esq.	Attention: Núria Martín Barnés

January 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505400		SCHEDULE 13D

1	Names of Reporting Persons Grifols, S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,427,978

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,427,978

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,427,978

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 038505400		SCHEDULE 13D

1	Names of Reporting Persons Gri-Cel, S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 32,238,178

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 32,238,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,238,178

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 038505400	SCHEDULE 13D

Item 1. Security and the Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no nominal value per share (the “Shares”) of TiGenix, a public limited liability company incorporated under the laws of Belgium (the “Issuer”). The principal executive office of the Issuer is located at Romeinse straat 12, box 2, 3001 Leuven, Belgium.

Item 2. Identity and Background

(a)         through (c), (f)

This Schedule 13D is being filed by Grifols, S.A., a company organized under the laws of Spain (“Grifols”) and Gri-Cel, S.A., a company organized under the laws of Spain and a direct, wholly-owned subsidiary of Grifols (“Gri-Cel,” and together with Grifols, the “Reporting Persons”). The address of the principal office of Grifols and Gri-Cel is Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain. Grifols is a global healthcare company and leading producer of plasma protein therapies. Grifols researches, develops, manufactures and markets plasma derivatives, IV therapy, enteral nutrition, diagnostic systems and medical materials. Gri-Cel is engaged in research and development projects in fields of medicine, including advanced therapies.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of each of the Reporting Persons (collectively, the “Schedule A Persons”).

(d) and (e)

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used cash on hand to purchase the Shares. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.  The percentage set forth in row 13 is based on 274,287,190 outstanding ordinary shares as of November 30, 2017 as publicly reported by the Issuer.  Grifols may be deemed to beneficially own (i) the 32,238,178 Shares that are held by Gri-Cel, and (ii) the 7,189,800 Shares held by Grifols Worldwide Operations Limited, a company organized under the laws of Ireland and a wholly-owned subsidiary of Grifols (“Grifols Worldwide”) in the form of American Depositary Shares.

CUSIP No. 038505400	SCHEDULE 13D

To the knowledge of the Reporting Persons, none of the Schedule A Persons beneficially owns any Shares.

Based solely upon information disclosed in the Issuer’s annual report on Form 20-F, the Reporting Persons believe that Takeda (as defined in Item 6 below) has beneficial ownership of 11,651,778 Shares.  Accordingly, the Reporting Persons believe that collectively, the Reporting Persons and Takeda have beneficial ownership of 51,079,756 Shares, or 18.6% of the Issuer’s outstanding Shares in the aggregate.  The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Takeda, as well as beneficial ownership with respect to any Shares beneficially owned by Takeda.

(c)

No transactions in the Shares have been effected by the Reporting Persons, and to the knowledge of the Reporting Persons, by any Schedule A Persons, during the past 60 days, other than the following open market sales by Grifols Worldwide:

Transaction Date	Shares Sold	Price
11/13/2017	200	$22.5000
11/14/2017	4,200	$22.5805
11/16/2017	700	$22.5143
11/17/2017	681	$22.5584
11/20/2017	1,739	$22.5208
11/21/2017	986	$22.5081
11/22/2017	750	$22.5053
11/24/2017	3,400	$22.5432
11/27/2017	2,800	$22.5932
11/30/2017	1,400	$22.5529
12/01/2017	200	$22.5000

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed as beneficially owned by this Schedule 13D.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Undertaking Agreement

On January 5, 2018, Takeda Pharmaceutical Company Limited (“Takeda”) announced that it intends to acquire 100% of the securities with voting rights or giving access to voting rights of the Issuer not already owned by Takeda or its affiliates at a price of EUR 1.78 per share in cash and an equivalent price in cash per American Depositary Share, warrant and convertible bond (the “Offer”).

In connection with the Offer, on January 5, 2018, Gri-Cel and Grifols Worldwide entered into an undertaking agreement with Takeda (the “Undertaking Agreement”). Pursuant to the terms of the Undertaking Agreement, Gri-Cel and Grifols Worldwide have irrevocably agreed to tender their Shares to Takeda in the Offer.

Additionally, pursuant to the terms of the Undertaking Agreement, Gri-Cel and Grifols Worldwide will, in each case until the Offer is unconditional or it lapses or is withdrawn (i) provide reasonable support to Takeda in completing the offer and refrain from any actions that could adversely affect the success of the Offer, (ii) not, without the prior written consent of Takeda, deal in any securities of TiGenix (including but not limited to any sales, transfers, or encumbrances of such securities), and (iii) exercise or procure the exercise of by proxy or in person of the votes of the Shares in respect of any resolution proposed at any general shareholders’ meeting of TiGenix in favor of any resolution the passing of which is necessary to fulfil any condition of the Offer and against any resolution whose passing is required in connection with any offer for TiGenix securities by any person other than Takeda or which, if passed, might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way.

The foregoing description of the Undertaking Agreement is qualified in its entirety by reference to the full text of the Undertaking Agreement, which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 038505400	SCHEDULE 13D

Item 7. Material to Be Filed as Exhibits

The following documents are incorporated by reference herein as exhibits:

Exhibit 1                                               Joint Filing Agreement.

Exhibit 2                                               Undertaking Agreement, dated as of January 5, 2018, by and between Gri-Cel, Grifols Worldwide, and Takeda Pharmaceutical Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

GRIFOLS, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

GRI-CEL, S.A.

/s/ Alfredo Arroyo
	Name:	Alfredo Arroyo
	Title:	Authorized Signatory

CUSIP No. 038505400	SCHEDULE 13D

Schedule A

Directors and Executive Officers of Grifols

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Grifols.

Board of Directors

Name of Director	Country of Citizenship	Principal Occupation or Employment	Name, Address and Principal Business of Employer

Víctor Grifols Roura	Spain	Non-executive Chairman of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Raimon Grifols Roura	Spain	Chief Executive Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Victor Grifols Deu	Spain	Chief Executive Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Ramón Riera Roca	Spain	Chief Operations Officer and Member of the Board of Directors of Grifols, S.A.	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Tomás Dagá Gelabert	Spain	Senior Partner at the law firm of Osborne Clark S.L.P.	Osborne Clarke S.L.P Avenida Diagonal 477 08036, Barcelona, Spain

Thomas H. Glanzmann	Switzerland	Member of the Board of Directors of Grifols, S.A.	Glanzmann Enterprises Opfikonerstrasse 10, 8303 Bassersdorf, Switzerland

Anna Veiga Lluch	Spain	Director, Barcelona Stem Cell	Stem Cell Bank, Centre for Regenerative Medicine in Barcelona Dr. Aiguader, 88 08003 Barcelona, Spain

CUSIP No. 038505400	SCHEDULE 13D

Steven Francis Mayer	United States	Senior Managing Director and Co-Head of Private Equity at Cerberus Capital Management, L.P.	Cerberus California, LLC 11812 San Vencente Blvd Suite 300 Los Angeles, CA 90049

Luís Isasi Fernández de Bobadilla	Spain	Managing Director, Morgan Stanley	Morgan Stanley S.V. S.A. Serrano, 55 28006 Madrid, Spain

Belén Villalonga Morenés	Spain	Associate Professor	New York University Stern School of Business Tisch 721 40 West 4th St New York, NY 10012

Marla E. Salmon	United States	Professor of Nursing and Public Health	University of Washington Evans School of Public Affairs Box 357663 Seattle, WA 98195

Iñigo Sánchez-Asiaín Mardones	Spain	Member of the Executive Committee and Investment Committee, Portobello Capital	Portobello Capital Almagro 36, 2° planta 28010 Madrid, Spain

Carina Szpilka Lázaro	Spain	Vice-President, UNICEF	Rafael Calvo 40, 1º2ª 28010 Madrid, Spain

Executive Officers

(other than Members of the Board of Directors)

Name of Executive Officer	Country of Citizenship	Title	Name, Address and Principal Business of Employer

Alfredo Arroyo Guerra	Spain	Corporate Vice President and Chief Financial Officer	Embassy House, Ballsbridge, Dublin 4, Ireland

Carlos Roura Fernández	Spain	Chief Industrial Officer	Grifols, S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Montserrat Lloveras Calvo	Spain	Corporate Vice President and Director of Corporate Accounting and Reporting	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

CUSIP No. 038505400	SCHEDULE 13D

Vicente Blanquer Torre	Spain	Corporate Vice President, Quality & R&D	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Mateo Florencio Borras Humbert	Spain	Corporate Vice President and Director of Global Human Resources	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Eduardo Herrero	Spain	Corporate Vice President and President of Biological Industrial Group	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Gregory Gene Rich	United States	Corporate Vice President and President and Chief Executive Officer of Grifols Shared Services North America, Inc.	Grifols Inc. 2410 Lillyvale Avenue Los Angeles, CA 90032

David Ian Bell	United States and United Kingdom	Chief Innovation Officer and General Counsel — Grifols, S.A.; President of GIANT Ltd.	Grange Castle Business Park Grange Castle, Clondalikn, Dublin 22, Ireland

Nuria Pascual Lapeña	Spain	Corporate Vice President, Treasury, Risk Management and IRO	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Shinji Wada	United States	Corporate Vice President and President of Plasma Operations of Grifols Shared Services North America, Inc.	Grifols S.A. 2410 Lillyvale Avenue Los Angeles, CA 90032

Lafmin Morgan	United States	President of the Bioscience and Hospital Division	Grifols S.A. 79 TW Alexander Dr Bldg 4101 Raleigh, NC 27709

Carsten Schroeder	Germany	President of the Diagnostic Division	Grifols S.A. 4560 Horton Street Emeryville, CA 94608

CUSIP No. 038505400	SCHEDULE 13D

Executive Officers of Gri-Cel

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of Gri-Cel.

CUSIP No. 038505400	SCHEDULE 13D

Executive Officers

Name of Executive Officer	Country of Citizenship	Title	Name, Address and Principal Business of Employer

Francisco Javier Jorba Ribes	Spain	Administrator	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Raimon Grifols Roura	Spain	Administrator	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain

Victor Grifols Deu	Spain	Administrator	Grifols S.A. Parc Empresarial Can Sant Joan, Avinguda de la Generalitat, 152 08174 Sant Cugat del Valles, Barcelona, Spain